April 29, 2009

By U.S. Mail and Facsimile (303) 592-1510

Edward Giedgowd, Esq.
Chief Compliance Officer and General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: Prosper Marketplace, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-147019

Dear Mr. Giedgowd:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments on this Filing

1.   In the April 16 teleconference between representatives of Prosper, the California Department of Corporations and members of the staff, you advised the staff, without allowing for questions, that Prosper intended to commence an intra-state offering in California in reliance on Section 3(a)(11) of the Securities Act of 1933. As we requested in our follow up conversation with counsel on April 17, to which we have not yet received a response, in order to evaluate your compliance with the Securities Act of 1933, please provide us with a full description of how the intra-state offering will be conducted and a legal analysis evaluating the availability of the Section 3(a)(11) exemption, particularly in view of the pending registration statement for the Prosper Notes. We note that you have commenced such an offering on your web site so we believe a prompt response is warranted.

2. The staff notes your response to prior comment 2, but is unable to agree that the information included on the website, particularly much of the information discussed on pages 54-58, is not material to an investment decision. Neither do we agree that the limited information that you propose to include in your weekly supplements covers all the material information that will be included as part of the listing for the individual notes. Consequently, we reissue prior comment 2. Also, for any information that you conclude is not material, please revise your disclosure so that you do not indicate that the information has value or otherwise might assist an investor in making an investment decision. For example, the disclosure on page 49 would be inconsistent with a determination that group affiliation is not material. As to the information contained on the website, as we had noted previously, such information must be filed with the Commission as part of the registration statement in accordance with the rules relating to the filing of pre-effective and post-effective amendments and prospectus supplements to such registration statements. In addition, please provide an analysis as to how the information on the website complies with the provisions applicable to free writing prospectuses and, if such provisions are unavailable, why such information is not a prospectus.

3. It appears that the borrower listings are free writing prospectuses. Please tell us how you intend to comply with Rule 433 with regard to these written communications.

4. We note your response to prior comment 4. Please provide the staff with examples of the warnings and cautionary language you plan to include on the website as soon as practicable. Also, please provide the staff with any proposed web postings, including click-through ads that Prosper plans to use to draw users to the Prosper website.

5. In your response to prior comment 7 of the staff's February 18 letter, you state that you do not believe that changing the terms of the loan platform and terms and fees applicable to the loans themselves represent material changes to the plan of distribution or represent a fundamental change to the prospectus. The staff is not able to agree that changes to the fee structure, minimum term, and other changes to the structure of the loans and the program do not require a post effective amendment, as these terms affect the nature of the security being offered and sold pursuant to the registration statement by Prosper. Consequently, we reissue the prior comment. Similarly, changes such as a modification of the minimum standards of a loan or number of loan payments discussed in your response to prior comment 2, must be included in an effective post-effective amendment prior to the implementation of the change.

6. We note your response regarding the open market loans. The staff does not agree that the financial institutions that originate the open market loans are not "depositors" of such loans and therefore co-issuers of the Prosper Notes used to fund the acquisition of such loans. As a consequence, as we had previously noted, please revise your disclosure to identify such financial institutions as co-issuers of the series of open market notes that may be acquired using the proceeds of Prosper Notes and provide the disclosures

required by Regulation AB with regard to such co-issuers and the underlying loans. Such financial institutions must sign the registration statement with regard to the offerings of Prosper Notes relating to loans that such financial institutions sell to Prosper.

7.   In your response to prior comment 6 of our February 24 letter, you state that the open market lender transfers its security interest in the note to Prosper, and that the only interest retained by the open market member is the servicing right. However, in the disclosure on pages 58 and 66, you indicate that the open market member must warrant that it has perfected its security interest. You also state that the open market member may "foreclose on any collateral" or even "sell the loan to a third party debt buyer at any time." Please revise your disclosure to clarify what rights Prosper will acquire as a result of a sale of an open market loan on the Prosper platform and what rights and interests in the loans that will be retained by the open market members in the loans. Please clarify also, in the event that Prosper does receive full title to the loan, whether it will take steps to perfect the security interest in the underlying collateral for the benefit of the lender members.

8.   The staff is not able to agree with your response to comment 7 from our February 24 comment letter. As you state, the open market loans are a unique class of securities, which are closely analogous to asset backed securities and which are dependent upon the cash flows from an asset pool on a single open market loan. As we have noted above, we believe that the disclosures required by Regulation AB apply to the open market loan component of the Prosper program. Consequently, we reissue prior comment 7. As we continue to consider how the Prosper open market program might work, please address how you plan to structure the open market loans so that the loans can meet the requirements of Regulation AB. For example, if you choose to include the static pool information on your website, please identify how you will meet the requirements of Item 1105 of Regulation AB and Item 512(l) of Regulation S-K.

9.   Please confirm that the open market members, as servicers of the open market loans, will provide the attestation of compliance with servicing criteria required by Item 1122 of Regulation AB.

10.   The staff is not able to agree with your response to prior comment 8 of our February 24 letter. We note that Prosper does not yet have definitive agreements with such open market lenders and, as a consequence, is not in a position to commence offering Prosper Notes relating to such open market lenders immediately. As a result, the offering of the open market notes does not appear to be a continuous offering as contemplated by Rule 415. Consequently, please revise your registration statement to delete the references to open market loans as they cannot be made unless the Prosper Notes relating to such open market loans are able to be offered immediately and on a continuous basis.

11.   The staff is not able to agree that individual performance of outstanding loans, which are potentially able to trade on the note trading system, is not material to an investment

decision and necessary to the functioning of the market. Please tell us how Prosper intends to provide updated information on the performance of each individual note series to permit investors to make informed investment decisions on the secondary market.

12.   In section D to your April 14 letter, you indicate that you will file prospectus supplements once per week, which will include the initial information included in the listing page and noted in your response, plus presumably any additional material information that is included on your website. However, you indicate that this prospectus supplement will be filed up to two days after the initial listing of the securities and an indeterminate amount of time after the listing would be available for viewing on your website commencing the offer of the notes. This filing timing will not satisfy the information requirements with respect to the securities being offered and sold. Such prospectus supplements must be filed prior to the offer and sale of any particular series of notes – prior to the solicitation and acceptance of any bid for any of series of notes or the publishing of the listing on the Prosper Marketplace platform. Also, please discuss how any changes that are or may be made to the information on the platform will be included in a prospectus supplement and communicated to bidders prior to the closing of the auction for that series. In addition, please discuss when the final version of the page will be included after the auction for that series closes.

13.   In your response to prior comment 9 of our February 17 letter and the information included in section B of your response letter, you propose making a number of changes to your auction procedures. We note that such modifications are intended to address our concerns regarding the need for pricing prior to an investor being committed to acquire the securities. However, an investor is stated to be "bound" at the time the bid is made. In addition, it appears that an investor's access to its cash account is limited prior to the time that its bid is accepted and prior to the time that the auction closes. As a result of these factors, it appears that the Prosper Note may be sold to the investor prior to the time that the investor has the price for the security (the interest rate). We believe that, in accordance with Section 5 of the Securities Act, the structure of the auction may not require that an investor provide payment prior to the time that a sale to such investor may be made. In addition, we are continuing to evaluate the issues raised regarding the need for a price range, or an interest rate range, to be included in the prospectus.

Prospectus Summary, page 1

14.   Please revise the second paragraph under "About the Platform" to explain clearly that, apart from the credit score range, none of the information regarding the borrower's identity, income, financial status, or credit history is documented by the company, that such information as is provided on the website is entirely self-reported and should not be relied upon by lenders.

Prosper Borrower Loans, page 2

15.   We note your disclosure that 5,753 borrower loans have entered collection proceedings. Please reconcile this to the information provided in your table at the bottom of page 69 and revise as necessary.

16.   In the second paragraph under "Prosper Borrower Loans," please revise to state what percentage of total loans is represented by the number of loans that have entered collection proceedings.

Questions and Answers, page 11

17.   Please revise to include a Q&A that addresses the question whether lenders will have access to financial statements, financial histories or any other financial information of the borrowers.

18.   Please revise the Q&A "Does Prosper verify the listing information…" to include the percentage of borrowers asked to verify information that provided unsatisfactory responses or did not respond at all.

Risk Factors, page 24

19.   We note your response to our prior comment number 12 from our February 18 letter. Please revise to eliminate all language that either mitigates the risk to the investor or disclaims liability under the securities laws. Such mitigation language is not proper in a risk factor, nor do disclaimers affect whether there is a material misstatement.

20.   Add a risk factor that prominently describes the significant conflicts of interest between Prosper and the lenders on the site. In particular, please discuss the fact that Prosper will have the exclusive right and ability to investigate potential identity theft in the origination of a loan on the platform and would be the sole entity with the ability to determine whether Prosper had assigned an incorrect Prosper rating to a loan. Therefore, the lender member would be relying upon Prosper to investigate incidents which might require Prosper to repurchase a loan.

21.   In the Risk Factor on your Section 5 violation, please add the amount of losses to date investors have incurred as a result of investment in your notes, and note that you are potentially liable for all outstanding notes if current borrowers stop making payments.

Some of the borrowers on our platform…, page 25

22.   We note that on page 53 you define a loan that "goes bad" as one that has gone 60 or more days past due. Please revise this risk factor to add the total number of such loans

since inception and the percentage of total loans since inception which that number represents.

Information supplied by borrowers may be…, page 26

23.   Please revise this risk factor and the subheading to state that the information supplied by borrowers is not documented.

We face contingent liability…, page 35

24.   Please tell us whether the "aggregate principle amount" of loans purchased by non-affiliates listed in the last paragraph includes all loans sold on the platform, or only loans outstanding at December 31, 2008. Also, revise the paragraph to identify the amount of those loans that have defaulted, or are more than 30 days delinquent.

25.   Revise the heading and the first bullet point to clarify that Prosper agreed to a settlement with the SEC and consented to the entry of the Cease and Desist order. Also, please remove the phrase "potential" from the heading of this risk factor.

Prosper Rating Assigned to Listings, page 52

26.   You made several changes to this and the following sections to provide additional detail regarding the Prosper rating in response to prior comment 16 of the staff's February 18 letter. The disclosure does not explain to the reader how Prosper determines the "Prosper rating" and how the expected default rate was calculated. Revise this section to explain the criteria that a borrower must display to receive each of the 7 Prosper ratings listed on page 52, the inputs used to determine the Prosper score and the requirements to be awarded each Prosper score from 1-10. Finally, please explain, using your historical information, how the expected losses for each Prosper score and for each Experian credit score were determined.

How to Bid on Purchase Notes, page 58

27.   Please tell us about the structure of the funding accounts established by the lender members. In particular, please discuss any control Prosper has over the flow of funds into and out of these accounts, including during any time that a lender member has an active bid. As we note above, an investor must have full access to its "funding account" until a sale to such investor may be made under the Securities Act.

Loan Servicing and Collection, page 62

28.   Revise this section to include the fees and charges posted on your website.

Historical Information About Prosper Borrower Members and Outstanding Borrower Loans, page 68

29.   We note your response to comments 25 and 26 and the related revisions. In regards to the table added representing your collection efforts, please address the following:

*   if true, revise the introductory sentence to indicate the information is for the period from inception through December 31, 2008. Otherwise, revise to update your collection information through year-end;
*   regarding footnote 4, where you indicate your lender members receive approximately 85% of gross funds recovered, tell us (and clarify in your disclosure) if the 85% is a historical amount or if it is your policy; and
*   disclose the actual amount of funds recovered and retained by Prosper and clarify where such amount is included in your financial statements (e.g., $xx and $xx were included in our loan servicing fees at December 31, 2008 and 2007, respectively).

Liquidity and Capital Resources, page 115

30.   In light of your disclosures regarding securities law compliance, more specifically, your assessment that the occurrence of the contingency is reasonably possible (as discussed in Note 13 on page F-23), please revise to discuss the impact of the contingency to your liquidity (particularly in the event the outcome approaches approximately $179 million; the high-end of your range). See also our comments below under commitments and contingencies, and consider any appropriate revisions to your risk factors.

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingencies, F-22

31.   We note your response and revised disclosure in response to our prior comment 34. Considering your consent to a cease and desist order in November 2008 ("C&D" regarding a Section 5 violation), as well as a related class action lawsuit filed shortly thereafter, please explain:

*   how you determined that it was not probable that a liability had been incurred (refer to paragraphs 8 and 33-39 of SFAS 5); and
*   how you determined the minimum and maximum ranges of the contingent liability.

32.   In addition to the comment above, explain how you determined your SFAS 5 accrual of $417,000, considering you signed a settlement agreement to pay a $1.0 million penalty.

Comments from the Division of Trading and Markets

33.   Please address Prosper's activities as they relate to the operation of the Note Trader Platform in light of the broker-dealer registration requirements of Section 15 of the Securities Exchange Act of 1934.

34.   In addition, please address the application of NASD Rule 2210 (Standards Governing Communications with the Public) to Prosper's and Folio*fn*'s marketing of the Note Trader Platform.

35.   Prosper indicates that trading on the Note Trader Platform would be unsolicited and that Folio*fn* would be responsible for determining the suitability of investments. We note that whether a particular communication amounts to a recommendation that triggers a broker-dealer's suitability obligation is a facts and circumstances determination. See NASD NTM 01-23

Comment from the Division of Investment Management

36.   The disclosure on page 43 briefly describes why you do not believe that Prosper Marketplace, Inc. is an investment company under the Investment Company Act of 1940 ("Company Act"). Please provide further information needed to conduct an analysis under sections 3(a)(1)(A) and 3(a)(1)(C) of the Company Act and any other provision of the Company Act upon which Prosper Marketplace, Inc. is relying to except it from the definition of an investment company. In particular, list all assets held by Prosper Marketplace, Inc. and its subsidiary, P2P Servicing, Inc. and the value you assign to each on an unconsolidated basis.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

                                        Sincerely,

Todd Schiffman
Assistant Director

cc: Whitney A. Holmes, Esq.
          Brian D. Lewandowski, Esq.
          Morrison & Foerster LLP
          370 17th Street, Suite 5200
          Denver, Colorado 80202